United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Contents

Interim Consolidated Income Statement 3
Interim Income Statement of the Parent Company 4
Interim Statement of Comprehensive Income 5
Interim Statement of Cash Flows 6
Interim Statement of Financial Position 7
Interim Statement of Changes in Equity 8
Interim Value Added Statement 9
Performance 10
1. Corporate information 11
2. Significant events and transactions related to the three-month period ended September 30, 2026 12
3. Information by business segment and geographic area 12
4. Costs and expenses by nature 17
5. Taxes 18
6. Basic and diluted earnings per share 20
Working capital 21
7. Accounts receivable 22
8. Inventories 22
9. Suppliers and other payables 23
10. Cash flows from operating activities 23
Operating assets 24
11. Property, plant, and equipment 25
12. Provision for de-characterization of dam structures and asset retirement obligations 27
13. Intangible assets 29
14. Railway concessions 30
Financial management 31
15. Financial results 32
16. Financial assets and liabilities 33
17. Financial and capital risk management 35
18. Loans and borrowings 38
19. Leases 39
20. Other financial assets and liabilities 40
21. Cash flows from financing activities 42
Provisions, contingencies and other commitments 44
22. Brumadinho dam failure 45
23. Liabilities related to associates and joint ventures 48
24. Legal and administrative proceedings 50
Capital structure 53
25. Equity 54
Related parties 56
26. Investments in associates and joint ventures 57
27. Acquisitions and divestitures 58
28. Employee benefits 59
29. Related parties 61
Basis of preparation and other requirements 66
30. Basis of preparation of consolidated interim financial statements 67
Report of independent registered public accounting firm 68

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Net operating revenue	3(b)	54,462	56,701	156,154	153,919
Cost of goods sold and services rendered	4(a)	(40,798)	(36,077)	(110,054)	(102,309)
Gross profit		13,664	20,624	46,100	51,610

Operating expenses
Selling and administrative	4(b)	(814)	(858)	(2,502)	(2,445)
Research and development		(973)	(820)	(2,594)	(2,437)
Pre-operating and operational stoppage	12	(442)	(275)	(1,208)	(1,200)
Other operating expenses, net	4(c)	(2,003)	(1,468)	(6,505)	(4,233)
Impairment and other results related to non-current assets, net	11, 13 and 27	(1,244)	(1,996)	(1,786)	(4,195)
Operating income		8,188	15,207	31,505	37,100

Financial income	15	568	815	1,856	2,130
Financial expenses	15	(2,231)	(2,162)	(6,492)	(6,674)
Other financial items, net	15	2,362	(510)	3,098	4,873
Equity results and other results in associates and joint ventures	23 and 26	(1,011)	877	(318)	853
Income before income taxes		7,876	14,227	29,649	38,282

Income taxes	5	(1,340)	444	(5,873)	(3,251)

Net income		6,536	14,671	23,776	35,031
Net income attributable to noncontrolling interests		100	54	540	169
Net income attributable to Vale S.A.'s shareholders		6,436	14,617	23,236	34,862

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic earnings per common share (R$)		1.51	3.42	5.45	8.17
Diluted earnings per common share (R$)		1.51	3.42	5.44	8.16

The accompanying notes are an integral part of these interim financial statements.

3

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Net operating revenue	3(b)	30,375	35,067	87,320	95,483
Cost of goods sold and services rendered	4(a)	(18,526)	(18,636)	(52,723)	(52,236)
Gross profit		11,849	16,431	34,597	43,247

Operating expenses
Selling and administrative	4(b)	(423)	(420)	(1,265)	(1,195)
Research and development		(665)	(499)	(1,787)	(1,500)
Pre-operating and operational stoppage	12	(435)	(269)	(994)	(1,092)
Equity results and others results from subsidiaries	26	2,438	2,799	8,247	5,372
Other operating expenses, net	4(c)	(1,855)	(1,124)	(5,722)	(3,163)
Impairment and other results related to non-current assets, net	11, 13 and 27	(599)	(1,677)	(1,112)	(3,254)
Operating income		10,310	15,241	31,964	38,415

Financial income	15	334	472	1,147	1,217
Financial expenses	15	(2,147)	(2,072)	(6,158)	(6,388)
Other financial items, net	15	122	(663)	(345)	3,915
Equity results and other results in associates and joint ventures	23 and 26	(1,011)	877	(318)	853
Income before income taxes		7,608	13,855	26,290	38,012

Income taxes	5	(1,172)	762	(3,054)	(3,150)

Net income		6,436	14,617	23,236	34,862

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic earnings per common share (R$)		1.51	3.42	5.45	8.17
Diluted earnings per common share (R$)		1.51	3.42	5.44	8.16

The accompanying notes are an integral part of these interim financial statements.

4

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Net income		6,536	14,671	23,776	35,031
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		183	(61)	212	228
		183	(61)	212	228
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		114	(3,147)	(4,468)	(9,143)
Hedge of net investment in foreign operation	17(a.iv)	7	384	890	2,047
Reclassification of cumulative translation adjustment to income statement		-	-	-	55
		121	(2,763)	(3,578)	(7,041)
Comprehensive income		6,840	11,847	20,410	28,218

Comprehensive income (loss) attributable to noncontrolling interests		125	(187)	331	(324)
Comprehensive income attributable to Vale S.A.'s shareholders		6,715	12,034	20,079	28,542

		Parent company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Net income		6,436	14,617	23,236	34,862
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(20)	(12)	(60)	142
Equity interests in other comprehensive income of subsidiaries		204	(49)	272	86
		184	(61)	212	228
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		88	(2,906)	(4,259)	(8,650)
Net investment hedge of foreign operations	17(a.iv)	7	384	890	2,047
Reclassification of cumulative translation adjustment to income statement		-	-	-	55
		95	(2,522)	(3,369)	(6,548)
Comprehensive income		6,715	12,034	20,079	28,542

(i) Includes the effect of changes in the exchange rates used by the Company to translate the financial information of investees operating in an international economic environment, with a currency different from the functional currency of Vale S.A. (note 30b).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these interim financial statements.

5

		Consolidated		Parent company
Nine-month period ended September 30,	Notes	2026	2025	2026	2025
Cash generated from operations	10	44,550	50,599	43,868	51,412
Payment of interest on loans, financing and other financial liabilities	21	(3,810)	(3,935)	(4,594)	(4,996)
Receipts from the settlement of derivatives, net	17	3,593	2,121	1,674	2,041
Payments related to the Brumadinho event	22	(3,052)	(3,312)	(3,052)	(3,312)
Payments related to de-characterization of dams	12	(1,176)	(1,527)	(1,176)	(1,527)
Payments related to participative shareholder's debentures remuneration	20(b)	(700)	(760)	(700)	(760)
Payments of income taxes (including refinancing programs)		(4,298)	(9,166)	(2,284)	(7,765)
Net cash generated by operating activities		35,107	34,020	33,736	35,093

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(19,963)	(21,559)	(15,049)	(16,198)
Payments related to the Samarco dam failure	23(a)	(5,486)	(11,776)	(5,486)	(11,776)
Cash received from disposal and acquisition of investments, net	27	–	5,332	–	5,332
Dividends received from associates and joint ventures		542	766	176	590
Short-term investment, net		1,266	1,089	1,092	824
Other investing activities, net		4,082	(48)	3,962	(613)
Net cash used in investing activities		(19,559)	(26,196)	(15,305)	(21,841)

Cash flow from financing activities:
Loans and borrowings from third parties	21	5,828	24,261	3,243	9,299
Payments of loans and borrowings to third parties	21	(10,533)	(8,172)	(2,749)	(2,035)
Payments of leasing	19(b)	(642)	(590)	(221)	(148)
Dividends and interest on capital paid to Vale S.A.’s shareholders	25(d.i)	(23,090)	(19,456)	(23,090)	(19,456)
Shares buyback program	25(c)	(1,091)	–	(1,091)	–
Net cash used in financing activities		(29,528)	(3,957)	(23,908)	(12,340)

Net (decrease) increase in cash and cash equivalents		(13,980)	3,867	(5,477)	912
Cash and cash equivalents at the beginning of the period		40,563	30,671	11,460	9,084
Effect of exchange rate changes on cash and cash equivalents		(1,501)	(2,489)	–	–
Cash from subsidiaries classified as non-current assets held for sale		–	(658)	–	–
Cash and cash equivalents of merged subsidiaries		–	–	23	–
Cash and cash equivalents at end of the period		25,082	31,391	6,006	9,996

The accompanying notes are an integral part of these interim financial statements.

6

		Consolidated		Parent company
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	16	25,082	40,563	6,006	11,460
Short-term investments	16	1,012	1,066	874	899
Accounts receivable	7	15,307	12,639	9,416	15,081
Other financial assets	20	4,137	2,517	1,904	1,425
Inventories	8	31,388	32,666	8,100	7,944
Recoverable taxes	5(d)	7,817	8,280	5,951	5,856
Other		2,922	2,914	1,975	2,271
		87,665	100,645	34,226	44,936
Non-current assets held for sale	27(a)	129	–	–	–
		87,794	100,645	34,226	44,936
Non-current assets
Judicial deposits	24(c)	2,968	3,580	2,843	3,453
Other financial assets	20	5,881	2,637	3,818	1,230
Recoverable taxes	5(d)	9,101	9,768	7,861	8,608
Deferred income taxes	5(b)	31,136	34,761	21,855	24,899
Other		2,927	7,728	739	5,321
		52,013	58,474	37,116	43,511

Investments	26	27,736	27,674	137,626	133,861
Intangible assets	13	48,738	49,261	41,527	42,045
Property, plant, and equipment	11	241,916	240,040	165,691	159,608
		370,403	375,449	381,960	379,025
Total assets		458,197	476,094	416,186	423,961

Liabilities and shareholders' equity
Current liabilities
Suppliers and other payables	9	35,303	30,621	17,865	17,289
Loans and borrowings	18	6,164	2,847	4,532	960
Leases	19	834	884	346	329
Railway concession	14	2,739	3,138	2,739	3,138
Other financial liabilities	20	3,315	3,603	5,738	26,970
Taxes payable	5(d)	3,962	3,781	1,545	1,255
Settlement programs ("REFIS")	5(d)	2,439	2,328	2,439	2,328
Liabilities related to Brumadinho	22	3,660	4,168	3,660	4,168
Liabilities related to associates and joint ventures	23	3,860	5,955	3,860	5,955
De-characterization of dams and asset retirement obligations	12	5,403	4,774	4,724	4,208
Provisions for litigation	24(a)	848	794	848	794
Employee benefits	28	5,470	6,234	3,798	4,025
Dividends payable	25(d.i)	112	14,588	112	14,588
Other		4,489	3,605	3,298	2,672
		78,598	87,320	55,504	88,679
Liabilities associated with non-current assets held for sale	27(a)	1,029	–	–	–
		79,627	87,320	55,504	88,679
Non-current liabilities
Loans and borrowings	18	84,663	96,932	31,299	35,134
Leases	19	2,283	2,794	733	831
Railway concession	14	9,145	10,034	9,145	10,034
Other financial liabilities	20	16,785	16,770	78,095	53,825
Settlement programs ("REFIS")	5(d)	2,688	4,314	2,688	4,314
Deferred income taxes	5(b)	885	588	–	–
Liabilities related to Brumadinho	22	4,685	6,345	4,685	6,345
Liabilities related to associates and joint ventures	23	7,674	8,424	7,674	8,424
De-characterization of dams and asset retirement obligations	12	25,902	29,128	17,203	18,667
Provisions for litigation	24(a)	5,293	4,944	4,812	4,607
Employee benefits	28	5,914	6,680	2,570	2,489
Streaming transactions		10,008	10,831	–	–
Other		2,927	2,064	7,020	6,313
		178,852	199,848	165,924	150,983
Total liabilities		258,479	287,168	221,428	239,662

Equity	25
Equity attributable to Vale S.A.'s shareholders		194,758	184,299	194,758	184,299
Equity attributable to noncontrolling interests		4,960	4,627	–	–
Total equity		199,718	188,926	194,758	184,299
Total liabilities and equity		458,197	476,094	416,186	423,961

The accompanying notes are an integral part of these interim financial statements.

7

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2025		77,300	3,634	96,179	(19,781)	(177)	27,144	-	184,299	4,627	188,926
Net income		-	-	-	-	-	-	23,236	23,236	540	23,776
Other comprehensive income		-	-	-	-	147	(3,304)	-	(3,157)	(209)	(3,366)
Capital Increase	25(a)	500	-	(500)	-	-	-	-	-	-	-
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	-	-	-	-	(8,642)	(8,642)	-	(8,642)
Dividends of noncontrolling interests		-	-	-	-	-	-	-	-	(1)	(1)
Treasury shares canceled	25(b)	-	-	(6,967)	6,967	-	-	-	-	-	-
Capital transactions		-	-	-	-	(18)	-	-	(18)	3	(15)
Shares buyback program	25(c)	-	-	-	(1,091)	-	-	-	(1,091)	-	(1,091)
Share-based payment programs	28(a)	-	-	-	51	80	-	-	131	-	131
Balance as of September 30, 2026		77,800	3,634	88,712	(13,854)	32	23,840	14,594	194,758	4,960	199,718

Balance as of December 31, 2024		77,300	3,634	114,889	(19,785)	(432)	31,166	-	206,772	6,948	213,720
Net income		-	-	-	-	-	-	34,862	34,862	169	35,031
Other comprehensive income		-	-	-	-	383	(6,703)	-	(6,320)	(493)	(6,813)
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	(9,143)	-	-	-	(8,091)	(17,234)	-	(17,234)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(24)	(24)
Capital transactions		-	-	-	-	(64)	-	-	(64)	6	(58)
Share-based payment programs	28(a)	-	-	-	4	107	-	-	111	-	111
Balance as of September 30, 2025		77,300	3,634	105,746	(19,781)	(6)	24,463	26,771	218,127	6,606	224,733

The accompanying notes are an integral part of these interim financial statements.

8

	Consolidated		Parent company
Nine-month period ended September 30,	2026	2025	2026	2025
Generation of value added
Gross revenue
Revenue from products and services	157,519	155,296	88,508	96,747
Revenue from the construction of own assets	2,709	4,730	2,488	4,462
Other revenues	1,339	1,061	979	893
Less:
Cost of products, goods and services sold	(36,130)	(34,020)	(18,932)	(19,674)
Material, energy, third-party services and other	(41,600)	(40,243)	(13,548)	(14,571)
Impairment and other results related to non-current assets, net	(1,786)	(4,195)	(1,112)	(3,254)
Expenses related to Brumadinho event	(1,937)	(1,574)	(1,937)	(1,574)
De-characterization of dams	155	619	155	619
Other costs and expenses	(12,917)	(10,757)	(8,280)	(6,526)
Gross value added	67,352	70,917	48,321	57,122
Depreciation, amortization and depletion	(13,794)	(12,657)	(8,578)	(8,036)
Net value added	53,558	58,260	39,743	49,086

Received from third parties:
Equity results	(318)	853	7,929	6,225
Financial results	2,200	2,843	959	489
Total value added to be distributed	55,440	61,956	48,631	55,800

Personnel and charges
Direct compensation	8,726	8,683	5,221	4,475
Benefits	4,161	3,491	2,355	2,788
FGTS	425	394	372	352
Taxes and contributions
Federal taxes	11,416	8,111	7,545	7,699
State taxes	2,871	3,521	2,778	3,213
Municipal taxes	104	111	78	80
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	3,172	1,820	6,277	1,580
Leasing	789	794	769	751
Remuneration of own capital
Reinvested net income from continuing operations	23,236	34,862	23,236	34,862
Net income attributable to noncontrolling interest	540	169	–	–
Distributed value added	55,440	61,956	48,631	55,800

The accompanying notes are an integral part of these interim financial statements.

9

10

1. Corporate information

Vale S.A. (“Parent company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO. The shareholding structure is presented in note 25 to these interim financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in associates and joint ventures is presented in note 26.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

Iron Ore Solutions

It comprises the extraction of iron ore, the production of pellets and other ferrous products, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•       Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Composed of three mining complexes, the Carajás Railroad (Estrada de Ferro Carajás – EFC), and a maritime terminal.

Southeast System. Composed of three mining complexes, the Vitória–Minas Railway (Estrada de Ferro Vitória a Minas – EFVM), and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•       Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base Metals

The Vale Base Metals segment is operated by the holding company Vale Base Metals Limited (VBM), a Vale subsidiary headquartered in the United Kingdom, and comprises the production of nickel, copper, and their respective by-products. The Company also has streaming transactions related to nickel and copper by-products.

•       Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. In Canada, the Company produces copper concentrates and cathodes associated with its nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador), as well as refined cobalt in Long Harbour (Newfoundland and Labrador). In Sudbury, Canada, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In addition, the Company also holds investments in nickel operations in Indonesia through its associate PT Vale Indonesia Tbk.

•       Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. The copper operations at Sossego and Salobo also produce silver and gold as by-products.

2. Significant events and transactions related to the three-month period ended September 30, 2026

•	Agreement to purchase 30% of equity interest in Ligga S.A. – In September 2026, the Company entered into a binding agreement to acquire a 30% equity interest in the mining company Ligga S.A. through the subscription of newly issued shares for an amount of R$979 (US$189 million). Completion of the transaction is expected to occur by the end of 2026 and is subject to customary closing conditions. Further details are presented in Note 27(b) to these interim financial statements.

11

•	Shareholders’ remuneration – In July 2026, the Board of Directors approved shareholders’ remuneration in the amount of R$8,642 (US$1,701 million), which was fully paid in September 2026. Further details are presented in Note 25(d) to these interim financial statements.
•	New share buyback program – In July 2026, the Board of Directors approved a new share buyback program, which has started from August, 2026, after the termination of the previously existing program. Further details are set out in note 25(c) of these interim financial statements

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 26), and excluding (i) depreciation, depletion and amortization; and (ii) impairment and other results related to non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Iron ore		10,673	18,587	36,448	45,797
Iron ore pellets		2,650	2,791	7,272	8,616
Other ferrous products and logistics services		181	226	505	925
Iron Ore Solutions		13,504	21,604	44,225	55,338

Nickel		500	631	3,445	1,965
Copper		5,250	3,341	15,423	9,567
Others - Vale Base Metals		(68)	(202)	(369)	(510)
Vale Base Metals		5,682	3,770	18,499	11,022

Unallocated items		(2,091)	(1,609)	(7,008)	(5,259)

Adjusted EBITDA		17,095	23,765	55,716	61,101

Depreciation, depletion and amortization	10	(4,756)	(4,136)	(13,794)	(12,657)
Impairment and other results related to non-current assets, net and other (i)		(2,469)	(2,831)	(5,823)	(6,919)
Equity results and other results from associates and joint ventures (ii)		(2,693)	(714)	(4,912)	(3,572)
Financial results	15	699	(1,857)	(1,538)	329
Income before income taxes		7,876	14,227	29,649	38,282

(i) Includes R$(1,244) (US$(242) million) and R$(1,786) (US$(346) million) of results related to non-current assets net for the three and nine-month period ended September 30, 2026, respectively (2025: R$(1,996) (US$(370) million) and R$(4,195) (US$(755) million)), and R$(1,225) (US$(238) million) and R$(4,037) (US$(786) million) of expenses to reflect the performance of streaming transactions at market prices, for the three and nine-month period ended September 30, 2026, respectively (2025: R$(835) (US$(155) million) and R$(2,724) (US$(490) million)).

(ii) Includes the portion of equity-accounted results not attributable to the EBITDA of associates and joint ventures, as well as the effect of other results from associates and joint ventures.

12

b) Net operating revenue by business segment and geographic area

	Consolidated
	Three-month period ended September 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	24,059	111	–	24,170	738	225	455	1,418	25,588
Japan	2,533	133	2	2,668	377	–	–	377	3,045
Asia, except Japan and China	4,372	385	30	4,787	837	1,366	180	2,383	7,170
Brazil	1,069	1,768	845	3,682	187	–	32	219	3,901
United States of America	–	370	–	370	1,427	–	68	1,495	1,865
Americas, except United States and Brazil	–	410	–	410	681	–	–	681	1,091
Germany	444	267	–	711	841	815	133	1,789	2,500
Europe, except Germany	551	359	–	910	1,438	4,341	200	5,979	6,889
Middle East, Africa, and Oceania	–	2,200	–	2,200	213	–	–	213	2,413
Net operating revenue	33,028	6,003	877	39,908	6,739	6,747	1,068	14,554	54,462

	Consolidated
	Three-month period ended September 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	29,511	78	–	29,589	644	641	78	1,363	30,952
Japan	2,550	411	2	2,963	425	–	–	425	3,388
Asia, except Japan and China	3,777	363	49	4,189	766	980	1	1,747	5,936
Brazil	1,322	1,817	1,019	4,158	80	–	30	110	4,268
United States of America	–	176	–	176	1,253	–	60	1,313	1,489
Americas, except United States and Brazil	–	299	–	299	684	–	–	684	983
Germany	394	141	–	535	411	732	4	1,147	1,682
Europe, except Germany	939	117	–	1,056	1,134	2,793	140	4,067	5,123
Middle East, Africa, and Oceania	–	2,846	–	2,846	34	–	–	34	2,880
Net operating revenue	38,493	6,248	1,070	45,811	5,431	5,146	313	10,890	56,701

(i) Includes operating revenue of China Mainland in the amount of R$25,040 (US$4,873 million) (2025: R$30,456 (US$5,604 million)) and Taiwan in the amount of R$548 (US$107 million) (2025: R$496 (US$91 million)).

13

	Consolidated
	Nine-month period ended September 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	70,226	218	33	70,477	2,301	1,815	649	4,765	75,242
Japan	7,931	564	6	8,501	1,018	–	–	1,018	9,519
Asia, except Japan and China	10,993	955	63	12,011	1,855	3,693	234	5,782	17,793
Brazil	3,599	5,408	2,504	11,511	533	–	69	602	12,113
United States of America	–	929	6	935	3,921	–	281	4,202	5,137
Americas, except United States and Brazil	–	1,156	–	1,156	2,203	–	–	2,203	3,359
Germany	1,288	737	–	2,025	2,107	3,363	133	5,603	7,628
Europe, except Germany	2,453	830	9	3,292	4,717	10,640	445	15,802	19,094
Middle East, Africa, and Oceania	–	5,978	–	5,978	291	–	–	291	6,269
Net operating revenue	96,490	16,775	2,621	115,886	18,946	19,511	1,811	40,268	156,154

	Consolidated
	Nine-month period ended September 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	74,303	78	–	74,381	1,781	1,756	182	3,719	78,100
Japan	8,319	746	6	9,071	1,036	–	–	1,036	10,107
Asia, except Japan and China	9,911	1,065	100	11,076	1,881	2,214	42	4,137	15,213
Brazil	4,097	5,864	3,048	13,009	304	–	95	399	13,408
United States of America	–	873	–	873	3,675	–	214	3,889	4,762
Americas, except United States and Brazil	–	841	1	842	2,251	–	–	2,251	3,093
Germany	1,310	553	–	1,863	1,945	3,103	37	5,085	6,948
Europe, except Germany	3,242	382	–	3,624	3,696	6,832	204	10,732	14,356
Middle East, Africa, and Oceania	–	7,688	–	7,688	244	–	–	244	7,932
Net operating revenue	101,182	18,090	3,155	122,427	16,813	13,905	774	31,492	153,919

(i) Includes operating revenue of China Mainland in the amount of R$73,586 (US$14,310 million) (2025: R$76,547 (US$13,635 million)) and Taiwan in the amount of R$1,656 (US$322 million) (2025: R$1,553 (US$275 million)).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

14

c) Costs of goods sold and services rendered by business segment

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Iron Ore	22,065	19,969	59,762	55,504
Iron Ore Pellets	3,669	3,690	10,177	10,221
Other ferrous products and logistics services	916	992	2,565	2,585
Iron Ore Solutions	26,650	24,651	72,504	68,310

Nickel	6,297	4,739	15,859	14,470
Copper	2,413	2,375	7,065	6,628
Others - Vale Base Metals	1,008	322	1,763	753
Vale Base Metals	9,718	7,436	24,687	21,851

Depreciation, depletion and amortization	4,430	3,990	12,863	12,148
Cost of goods sold and services rendered	40,798	36,077	110,054	102,309

d) Assets by geographic area

	Consolidated
	September 30, 2026				December 31, 2025
	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total
Brazil	15,132	48,698	193,180	257,010	14,268	49,210	185,732	249,210
Canada	–	29	39,856	39,885	–	42	44,318	44,360
Americas, except Brazil and Canada	–	–	16	16	–	–	20	20
Indonesia	9,698	–	5	9,703	10,138	–	348	10,486
China	–	5	11	16	–	6	15	21
Asia, except Indonesia and China	–	–	2,991	2,991	–	1	3,429	3,430
Europe	–	4	2,982	2,986	–	–	3,393	3,393
Oman	2,906	2	2,875	5,783	3,268	2	2,785	6,055
Total	27,736	48,738	241,916	318,390	27,674	49,261	240,040	316,975

4. Costs and expenses by nature

a) Cost of goods sold and services rendered

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Services	7,650	7,056	21,647	19,783
Shipping and other freight costs	8,725	7,637	22,028	20,619
Depreciation, depletion and amortization	4,430	3,990	12,863	12,148
Personnel	4,640	4,039	13,190	11,985
Materials	4,485	4,115	11,981	11,818
Acquisition of products	4,824	3,775	11,519	10,565
Royalties	1,916	1,865	5,482	5,106
Fuel, oil and gas	1,835	1,643	4,975	4,824
Energy	1,150	849	3,143	2,339
Other	1,143	1,108	3,226	3,122
Total	40,798	36,077	110,054	102,309

15

b) Selling and administrative expenses

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Personnel	330	356	1,001	1,047
Services	262	221	762	564
Depreciation and amortization	59	86	196	268
Other	163	195	543	566
Total	814	858	2,502	2,445

c) Other operating expenses, net

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Expenses related to Brumadinho event	22	796	430	1,937	1,574
Provisions (reversals) related to the de-characterization of dams and asset decommissioning obligations, net	12	175	(298)	(157)	(592)
Provision for litigations	24(a)	291	691	891	1,212
Profit sharing program		151	175	445	536
Expenses related to socio-environmental commitments		128	153	2,135	426
Other		462	317	1,254	1,077
Total		2,003	1,468	6,505	4,233

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Consolidated		Parent company
Three-month period ended September 30,	2026	2025	2026	2025
Income before income taxes	7,876	14,227	7,608	13,855
Income taxes at statutory rate (34%)	(2,678)	(4,837)	(2,587)	(4,711)
Adjustments that affect the taxes basis:
Interest on capital	1,609	1,504	1,185	1,346
Tax incentives	717	1,627	9	1,166
Foreign exchange effects on tax losses and others	(708)	777	(111)	515
Effects on tax computation of foreign operations	(19)	54	(37)	36
Equity results	220	271	1,049	1,230
Provision related to Samarco	(571)	(59)	(571)	(59)
Tax effects arising from divestments and acquisitions, net	–	73	–	73
Deduction of CSLL in Brazil	–	688	–	688
Others	90	346	(109)	478
Income taxes	(1,340)	444	(1,172)	762
Current tax	(792)	1,596	32	2,229
Deferred tax	(548)	(1,152)	(1,204)	(1,467)
Income taxes	(1,340)	444	(1,172)	762

16

	Consolidated		Parent company
Nine-month period ended September 30,	2026	2025	2026	2025
Income before income taxes	29,649	38,282	26,290	38,012
Income taxes at statutory rate (34%)	(10,081)	(13,016)	(8,939)	(12,924)
Adjustments that affect the taxes basis:
Interest on capital	4,083	4,072	3,397	3,648
Tax incentives	3,225	4,731	891	3,447
Foreign exchange effects on tax losses and others	(2,243)	1,023	(535)	329
Effects on tax computation of foreign operations	(289)	(469)	(87)	(15)
Equity results	531	567	3,335	2,401
Provision related to Samarco	(822)	(633)	(822)	(633)
Tax effects arising from divestments and acquisitions, net	–	(698)	–	(698)
Deduction of CSLL in Brazil	–	688	–	688
Others	(277)	484	(294)	607
Income taxes	(5,873)	(3,251)	(3,054)	(3,150)
Current tax	(4,093)	(1,129)	(1,539)	563
Deferred tax	(1,780)	(2,122)	(1,515)	(3,713)
Income taxes	(5,873)	(3,251)	(3,054)	(3,150)

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2025	34,761	588	34,173
Effect in income statement	(2,686)	(905)	(1,781)
Other comprehensive income	(1,532)	88	(1,620)
Transfer between assets and liabilities	1,138	1,138	–
Translation adjustment	(545)	(24)	(521)
Balance as of September 30, 2026	31,136	885	30,251

Balance as of December 31, 2024	51,050	2,757	48,293
Effect in income statement	(2,510)	(395)	(2,115)
Other comprehensive income	4	2	2
Transfer between assets and liabilities	(232)	(232)	–
Translation adjustment	(969)	(88)	(881)
Incorporations, acquisitions and divestments	(55)	(1,694)	1,639
Balance as of September 30, 2025	47,288	350	46,938

c) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is R$42,364 (US$8,176 million) as of September 30, 2026 (December 31, 2025: R$39,617 (US$7,200 million)), which represents a potential tax liability to be recognized if the tax authorities do not accept the tax treatment adopted by the Company. Additionally, Vale would also be subject to a write-off of deferred tax asset in the amount of R$9,785 (US$1,889 million) as of September 30, 2026 (December 31, 2025: R$9,125 (US$1,658 million)), due to the reduction of tax losses and negative basis of the CSLL. The Company's total exposure is shown in the table below:

	Consolidated
	September 30, 2026			December 31, 2025
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	28,837	9,950	38,787	26,517	9,950	36,467
Expenses of interest on capital	7,222	–	7,222	7,215	–	7,215
Proceeding related to income tax paid abroad	3,354	–	3,354	2,847	–	2,847
Goodwill amortization	5,930	416	6,346	5,547	422	5,969
Payments to Renova Foundation	4,343	1,525	5,868	4,034	1,525	5,559
Others	2,463	–	2,463	2,582	–	2,582
	52,149	11,891	64,040	48,742	11,897	60,639

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

17

d) Recoverable and payable taxes and settlement programs (REFIS)

	Consolidated
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Value-added tax ("ICMS")	2,247	1,711	75	107	300	284	–	–
Brazilian federal contributions ("PIS" and "COFINS")	1,912	1,144	7,124	7,117	13	11	–	–
Income taxes	3,580	5,354	1,902	2,544	2,507	1,933	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	314	422	–	–
Other	78	71	–	–	828	1,131	–	–
Total taxes payable and recoverable	7,817	8,280	9,101	9,768	3,962	3,781	–	–

REFIS liabilities (i)	–	–	–	–	2,439	2,328	2,688	4,314
Total REFIS liabilities	–	–	–	–	2,439	2,328	2,688	4,314

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 15).

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Net income attributable to Vale S.A.'s shareholders	6,436	14,617	23,236	34,862

Thousands of shares
Weighted average number of common shares outstanding	4,264,534	4,268,779	4,261,158	4,268,773
Weighted average number of common shares outstanding and potential ordinary shares	4,271,103	4,274,808	4,267,727	4,274,801

Earnings per share attributable to Vale S.A.'s shareholders
Basic earnings per share (R$)	1.51	3.42	5.45	8.17
Diluted earnings per share (R$)	1.51	3.42	5.44	8.16

18

Working capital

Iron ore pellets
Photo: Gabriel Lordello

19

7. Accounts receivable

		Consolidated		Parent company
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Receivables from contracts with customers
Third parties
Iron Ore Solutions		8,875	7,021	1,777	1,205
Vale Base Metals		5,942	5,194	–	–
Other		58	90	69	93
Related parties	29(b)	717	631	7,662	13,871
Accounts receivable		15,592	12,936	9,508	15,169
Expected credit loss		(285)	(297)	(92)	(88)
Accounts receivable, net		15,307	12,639	9,416	15,081

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 16) and any fluctuations in the value of these receivables are presented as net operating revenue in the income statement. In the period ended September 30, 2026, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled R$205 (US$45 million).

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	September 30, 2026
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (R$ million)
Iron ore	28,195	93	+-10%	+- 1,354
Pellet	198	93	+-10%	+- 10
Copper	97	13,955	+-10%	+- 720

8. Inventories

	Consolidated		Parent company
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Finished products
Iron Ore Solutions	16,744	17,520	5,248	4,989
Vale Base Metals	4,029	3,772	–	–
	20,773	21,292	5,248	4,989

Work in progress	4,404	4,956	–	–
Consumable inventory	6,217	6,428	2,852	2,959

Write-down to net realizable value	(6)	(10)	–	(4)
Total of inventories	31,388	32,666	8,100	7,944

The cost of goods sold is presented in note 4(a).

20

9. Suppliers and other payables

		Consolidated		Parent company
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Third parties		33,021	29,335	16,313	16,489
Related parties	29(b)	2,282	1,286	1,552	800
Total		35,303	30,621	17,865	17,289

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, with an average payment term of approximately 60 days.

The Company is party to supplier finance arrangements ("Arrangements"), which have two distinct natures: (i) part of these arrangements is connected to the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period, and (ii) part of these arrangements is intended to allow certain suppliers to advance their receivables with Vale arising from purchases of materials and services, without any type of change in value or payment terms for the Company. These Arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions was R$7,450 (US$1,438 million) as of September 30, 2026 (R$7,627 (US$1,386 million) as of December 31, 2025), on a consolidated basis, and R$7,029 (R$6,711 as of December 31, 2025) for the Parent company, for which the suppliers had already received payment from the finance providers.

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 15). The financial charges and foreign exchange gains/losses recognized in the income statement for the nine-month period ended September 30, 2026 due to the Arrangements totaled R$908 (US$176 million) (2025: R$548 (US$96 million)) and R$9 (US$2 million) (2025: R$11 (US$2 million)), respectively.

10. Cash flows from operating activities

		Consolidated		Parent company
Nine-month period ended September 30,	Notes	2026	2025	2026	2025
Cash flow from operating activities:
Income before income taxes		29,649	38,282	26,290	38,012
Adjusted for:
Equity results from subsidiaries	26	–	–	(8,247)	(5,372)
Equity results and other results in associates and joint ventures	26	318	(853)	318	(853)
Impairment and other results related to non-current assets, net	11, 13 and 27	1,786	4,195	1,112	3,254
Changes in estimates related to the provision of Brumadinho	22	39	302	39	302
Changes in estimates related to the provision of de-characterization of dams	12	(155)	(649)	(155)	(649)
Depreciation, depletion and amortization		13,794	12,657	8,578	8,036
Financial results, net	15	1,538	(329)	5,356	1,256
Changes in assets and liabilities:
Accounts receivable	7	(3,957)	(32)	(16,902)	9,116
Inventories	8	(1,683)	(4,192)	(1,084)	(131)
Suppliers and contractors	9	5,479	4,332	574	2,677
Other assets and liabilities, net		(2,258)	(3,114)	27,989	(4,236)
Cash generated from operations		44,550	50,599	43,868	51,412

21

Operating assets

Burucutu mine - MG
Photo: Cristiano Oliveira

22

11. Property, plant, and equipment

		Consolidated
	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right-of-use assets	Other	Construction in progress	Total
Balance as of December 31, 2025		3,623	100,805	24,995	23,479	13,143	3,340	13,116	57,539	240,040
Additions		–	–	–	–	–	136	–	19,022	19,158
Interest capitalization		–	–	–	–	–	–	–	143	143
Disposals		–	(271)	(41)	(3)	(49)	–	(14)	(928)	(1,306)
Asset retirement and environmental compensation obligations	12	–	–	–	235	–	–	–	–	235
Depreciation, depletion and amortization		–	(4,346)	(2,649)	(1,759)	(689)	(612)	(1,727)	–	(11,782)
Translation adjustment		(43)	(1,042)	(625)	(1,218)	(7)	(113)	(340)	(1,184)	(4,572)
Transfers		308	8,831	3,747	7,574	1,001	–	1,774	(23,235)	–
Balance as of September 30, 2026		3,888	103,977	25,427	28,308	13,399	2,751	12,809	51,357	241,916
Cost		3,888	187,028	64,012	85,861	24,296	8,529	31,621	51,357	456,592
Accumulated depreciation		–	(83,051)	(38,585)	(57,553)	(10,897)	(5,778)	(18,812)	–	(214,676)
Balance as of September 30, 2026		3,888	103,977	25,427	28,308	13,399	2,751	12,809	51,357	241,916

Balance as of December 31, 2024		3,655	100,003	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Additions		–	–	–	–	–	310	–	19,922	20,232
Interest capitalization		–	–	–	–	–	–	–	100	100
Disposals		(34)	(271)	(21)	(39)	(48)	–	(24)	(2,512)	(2,949)
Asset retirement and environmental compensation obligations	12	–	–	–	37	–	–	–	–	37
Depreciation, depletion and amortization		–	(4,431)	(2,599)	(1,842)	(655)	(604)	(1,542)	–	(11,673)
Transfer to held for sale	27(a)	–	(1,888)	(2,058)	(6)	–	(212)	(279)	(326)	(4,769)
Translation adjustment		(89)	(1,896)	(1,099)	(891)	(8)	(356)	(600)	(2,721)	(7,660)
Transfers		65	11,144	5,507	(3,653)	953	–	1,972	(15,988)	–
Balance as of September 30, 2025		3,597	102,661	24,732	21,759	13,174	3,227	13,102	58,660	240,912
Cost		3,597	175,278	58,948	78,046	23,386	8,207	30,072	58,660	436,194
Accumulated depreciation		–	(72,617)	(34,216)	(56,287)	(10,212)	(4,980)	(16,970)	–	(195,282)
Balance as of September 30, 2025		3,597	102,661	24,732	21,759	13,174	3,227	13,102	58,660	240,912

23

		Parent company
	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right-of-use assets	Other	Construction in progress	Total
Balance as of December 31, 2025		2,841	74,273	14,506	9,186	13,030	1,036	7,973	36,763	159,608
Additions		–	–	–	–	–	105	–	12,834	12,939
Interest capitalization		–	–	–	–	–	–	–	143	143
Disposals		–	(240)	(20)	(2)	(28)	–	(14)	(411)	(715)
Asset retirement and environmental compensation obligations	12	–	–	–	82	–	–	–	–	82
Depreciation, depletion and amortization		–	(2,949)	(1,564)	(678)	(678)	(229)	(1,125)	–	(7,223)
Incorporation of subsidiaries		162	224	53	1	233	–	4	180	857
Transfers		171	6,580	2,160	1	698	–	1,575	(11,185)	–
Balance as of September 30, 2026		3,174	77,888	15,135	8,590	13,255	912	8,413	38,324	165,691
Cost		3,174	117,471	33,453	15,546	24,023	3,197	21,072	38,324	256,260
Accumulated depreciation		–	(39,583)	(18,318)	(6,956)	(10,768)	(2,285)	(12,659)	–	(90,569)
Balance as of September 30, 2026		3,174	77,888	15,135	8,590	13,255	912	8,413	38,324	165,691

Balance as of December 31, 2024		2,802	70,779	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Additions		–	–	–	–	–	226	–	13,998	14,224
Interest capitalization		–	–	–	–	–	–	–	100	100
Disposals		(7)	(185)	(15)	(38)	(48)	–	(17)	(1,548)	(1,858)
Asset retirement and environmental compensation obligations	12	–	–	–	76	–	–	–	–	76
Depreciation, depletion and amortization		–	(2,877)	(1,513)	(591)	(646)	(207)	(1,129)	–	(6,963)
Transfer to held for sale	27(a)	–	(1,290)	(1)	–	–	(178)	(1)	(165)	(1,635)
Transfers		40	6,845	2,151	6	964	–	1,689	(11,695)	–
Balance as of September 30, 2025		2,835	73,272	13,741	8,105	13,099	983	7,891	34,830	154,756
Cost		2,835	108,896	30,134	14,118	23,213	2,962	19,323	34,830	236,311
Accumulated depreciation		–	(35,624)	(16,393)	(6,013)	(10,114)	(1,979)	(11,432)	–	(81,555)
Balance as of September 30, 2025		2,835	73,272	13,741	8,105	13,099	983	7,891	34,830	154,756

For further details on right-of-use assets and lease liabilities, see note 19.

24

12. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, as well as the de-characterization of dams and dikes built using the upstream method, located in Brazil. Vale incorporates dam de-characterization and asset decommissioning into its risk management strategy and, as a result of the Brumadinho dam failure (note 22) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Expenses related to demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. In Brazil, these obligations are regulated at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are provisioned and are subject to critical estimates and assumptions applied to the measurement of costs by the Company.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”.

(Gains)/losses recognized in the income statement

	Consolidated				Parent company
	Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025	2026	2025	2026	2025
De-characterization of upstream geotechnical structures	132	(286)	(155)	(649)	132	(286)	(155)	(649)
Obligation for asset decommissioning	41	(12)	(2)	56	85	(22)	(32)	36
Environmental obligations	2	–	–	1	2	(2)	–	1
Total	175	(298)	(157)	(592)	219	(310)	(187)	(612)

Provision changes during the period

		Consolidated
	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025		11,536	19,921	2,445	33,902
Changes in estimates - amounts for closed plants charged to the income statement		(155)	(2)	–	(157)
Changes in estimates – capitalized value for operational plants		–	201	34	235
Disbursements		(1,176)	(827)	(434)	(2,437)
Monetary and present value adjustments		640	698	113	1,451
Transfer to assets held for sale	27(a)	–	(779)	–	(779)
Translation adjustments		–	(825)	(85)	(910)
Balance as of September 30, 2026		10,845	18,387	2,073	31,305

25

	Parent company
	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025	11,536	9,651	1,688	22,875
Changes in estimates - amounts for closed plants charged to the income statement	(155)	(32)	–	(187)
Changes in estimates – capitalized value for operational plants	–	82	–	82
Disbursements	(1,176)	(642)	(294)	(2,112)
Monetary and present value adjustments	640	532	97	1,269
Balance as of September 30, 2026	10,845	9,591	1,491	21,927

(i) The cash outflows for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which decreased from 7.77% on December 31, 2025 to 7.64% on September 30, 2026.

Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity in the amount of R$51 (US$10 million) and R$137 (US$27 million) for the three and nine-month period ended September 30, 2026, respectively (2025: R$58 (US$10 million) and R$176 (US$31 million), respectively). Vale is working on legal and security to resume operations.

Asset retirement obligations and environmental obligations

	Consolidated		Parent company		Discount rate		Cash flow maturity
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Liability by geographical area
Brazil	12,380	12,652	11,082	11,339	7.10%	7.17%	2163	2163
Canada	6,705	8,184	–	–	1.92%	1.81%	2152	2152
Oman	793	843	–	–	4.20%	3.48%	2035	2035
Other regions	582	687	–	–	3.37%	2.75%	–	–
	20,460	22,366	11,082	11,339
Operating plants	14,778	16,297	7,105	7,267
Closed plants	5,682	6,069	3,977	4,072
	20,460	22,366	11,082	11,339

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$6,296 (US$1,215 million) as of September 30, 2026 (December 31, 2025: R$6,240 (US$1,134 million), in connection with the asset retirement obligations for the operations from Vale Base Metals segment.

26

13. Intangible assets

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025		7,136	39,016	443	7	2,659	49,261
Additions		–	953	135	–	–	1,088
Disposals		–	(2)	–	(4)	–	(6)
Amortization		–	(1,160)	(167)	–	(275)	(1,602)
Translation adjustment		–	–	(3)	–	–	(3)
Balance as of September 30, 2026		7,136	38,807	408	3	2,384	48,738
Cost		7,136	50,777	3,665	3	2,753	64,334
Accumulated amortization		–	(11,970)	(3,257)	–	(369)	(15,596)
Balance as of September 30, 2026		7,136	38,807	408	3	2,384	48,738

Balance as of December 31, 2024		18,811	42,991	519	2,784	–	65,105
Additions		–	1,340	135	1	–	1,476
Disposals		–	(25)	–	(4)	–	(29)
Amortization		–	(1,163)	(186)	–	–	(1,349)
Impairment		(674)	–	–	–	–	(674)
Transfer to held for sale	27(a)	(752)	(4,419)	–	(21)	–	(5,192)
Translation adjustment		(1,169)	–	(8)	–	–	(1,177)
Balance as of September 30, 2025		16,216	38,724	460	2,760	–	58,160
Cost		16,216	49,231	3,541	2,760	–	71,748
Accumulated amortization		–	(10,507)	(3,081)	–	–	(13,588)
Balance as of September 30, 2025		16,216	38,724	460	2,760	–	58,160

	Parent company
	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025	39,016	370	–	2,659	42,045
Additions	953	105	–	–	1,058
Disposals	(2)	–	–	–	(2)
Amortization	(1,160)	(139)	–	(275)	(1,574)
Balance as of September 30, 2026	38,807	336	–	2,384	41,527
Cost	50,777	2,221	–	2,750	55,748
Accumulated amortization	(11,970)	(1,885)	–	(366)	(14,221)
Balance as of September 30, 2026	38,807	336	–	2,384	41,527

Balance as of December 31, 2024	38,509	430	2,754	–	41,693
Additions	1,328	103	–	–	1,431
Disposals	(25)	–	–	–	(25)
Amortization	(1,088)	(136)	–	–	(1,224)
Balance as of September 30, 2025	38,724	397	2,754	–	41,875
Cost	49,231	2,095	2,754	–	54,080
Accumulated amortization	(10,507)	(1,698)	–	–	(12,205)
Balance as of September 30, 2025	38,724	397	2,754	–	41,875

27

14. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad ("EFVM") and the Carajás Railroad ("EFC"). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated					Discount rate
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	September 30, 2026	September 30, 2026	December 31, 2025	Remaining term of obligations
Payment obligation	7,379	(17)	477	(250)	7,589	7.43% - 11.04%	7.49% - 11.04%	31 years
Infrastructure investment	5,793	46	311	(1,855)	4,295	6.52% - 7.62%	7.15% - 9.10%	6 years
	13,172	29	788	(2,105)	11,884
Current liabilities	3,138				2,739
Non-current liabilities	10,034				9,145
Liabilities	13,172				11,884

In December 2020, the Company entered into an agreement with the Federal Government to extend its operating concessions for the EFC and EFVM for thirty years, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation ("MT"), Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions of the concession agreements. In December, 2024, they established the general framework for a renegotiation of the concession agreements entered in December 2020, with the aim of promoting the modernization and updating of the existing contracts. This process was subject to evaluation and approval by the competent authorities and was to be formalized through a consensual solution discussed with the relevant bodies involved at the Brazilian Federal Court of Accounts. However, in August, 2025, within the context of the consensual solution conducted by the Brazilian Federal Court of Accounts, it was not possible to reach consensus among the parties within the established deadline.

In April 2026, Vale’s Board of Directors approved the continuation of negotiations related to the optimization of the EFC and EFVM concession agreements with the MT, ANTT, and Infra S.A., within the scope of their respective legal authorities. Any potential accounting impacts, if applicable, will be recognized in the period in which an agreement is signed.

Despite the ongoing discussions, the concession agreements remain in force, the Company remains in compliance with the established obligations, and continues to be committed to the general terms defined in the agreement entered into in December, 2024. Vale believes that the provisions recognized remain adequate to meet the obligations related to the existing concession agreements.

28

VALE

Financial management

Tubarão unit - ES
Photo: Gabriel Lordello

29

15. Financial results

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Financial income
Short-term investments		457	656	1,547	1,767
Others		111	159	309	363
		568	815	1,856	2,130
Financial expenses
Interest on loans and borrowings	21	(1,189)	(1,406)	(3,810)	(4,001)
Expenses from bonds repurchase		–	–	–	(254)
Interest on working capital transactions	7 and 9	(299)	(112)	(909)	(585)
Taxes on financial income		(98)	(95)	(238)	(301)
Interest on other financial liabilities	5(d), 19 and 20(a)	(174)	(170)	(556)	(499)
Others		(471)	(379)	(979)	(1,034)
		(2,231)	(2,162)	(6,492)	(6,674)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(1,889)	(1,064)	(4,402)	(2,902)
Participative shareholders' debentures	20(b)	(177)	(803)	(407)	(1,221)
Derivative financial instruments, net	17	4,428	1,357	7,907	8,996
		2,362	(510)	3,098	4,873
Total		699	(1,857)	(1,538)	329

30

16. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		September 30, 2026					December 31, 2025
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		25,082	–	–	25,082	40,563	–	–	40,563
Short-term investments (ii)		–	–	1,012	1,012	–	–	1,066	1,066
Derivative financial instruments	17	–	–	4,115	4,115	–	–	2,278	2,278
Accounts receivable	7	962	–	14,345	15,307	886	–	11,753	12,639
Loans - Related parties	29	22	–	–	22	239	–	–	239
		26,066	–	19,472	45,538	41,688	–	15,097	56,785
Non-current
Judicial deposits	24(c)	2,968	–	–	2,968	3,580	–	–	3,580
Restricted cash	20	37	–	–	37	50	–	–	50
Derivative financial instruments	17	–	–	4,161	4,161	–	–	1,115	1,115
Investments in equity securities	20	–	419	–	419	–	347	–	347
Loans - Related parties	29	1,264	–	–	1,264	1,125	–	–	1,125
		4,269	419	4,161	8,849	4,755	347	1,115	6,217
Total of financial assets		30,335	419	23,633	54,387	46,443	347	16,212	63,002

Financial liabilities
Current
Suppliers and other payables	9	35,303	–	–	35,303	30,621	–	–	30,621
Derivative financial instruments	17	–	–	682	682	–	–	514	514
Loans and borrowings	18	6,164	–	–	6,164	2,847	–	–	2,847
Leases	19	834	–	–	834	884	–	–	884
Subordinate notes	20(a)	20	–	–	20	22	–	–	22
Railway concession	14	2,739	–	–	2,739	3,138	–	–	3,138
Other financial liabilities - Related parties	29	976	–	–	976	1,293	–	–	1,293
Other financial liabilities	20	1,637	–	–	1,637	1,774	–	–	1,774
		47,673	–	682	48,355	40,579	–	514	41,093
Non-current
Derivative financial instruments	17	–	–	724	724	–	–	287	287
Loans and borrowings	18	84,663	–	–	84,663	96,932	–	–	96,932
Leases	19	2,283	–	–	2,283	2,794	–	–	2,794
Subordinate notes	20(a)	3,843	–	–	3,843	4,079	–	–	4,079
Participative shareholders' debentures	20(b)	–	–	12,143	12,143	–	–	12,403	12,403
Railway concession	14	9,145	–	–	9,145	10,034	–	–	10,034
Other financial liabilities	20	–	–	75	75	–	–	1	1
		99,934	–	12,942	112,876	113,839	–	12,691	126,530
Total of financial liabilities		147,607	–	13,624	161,231	154,418	–	13,205	167,623

(i) Includes R$7,484 (US$1,445 million) (2025: R$R$13,923 (US$2,531 million)) denominated in R$, R$15,813 (US$3,052 million) (2025: R$25,378 (US$4,612 million)) denominated in US$ and R$1,785 (US$344 million) (2025: R$1,262 (US$229 million)) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

31

b) Hierarchy of fair value

			Consolidated
		September 30, 2026			December 31, 2025
	Notes	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Short-term investments		159	853	1,012	180	886	1,066
Derivative financial instruments	17	–	8,276	8,276	–	3,393	3,393
Accounts receivable	7	–	14,345	14,345	–	11,753	11,753
Investments in equity securities	20	–	419	419	–	347	347
		159	23,893	24,052	180	16,379	16,559

Financial liabilities
Derivative financial instruments	17	–	1,406	1,406	–	801	801
Participative shareholders' debentures	20(b)	–	12,143	12,143	–	12,403	12,403
Other financial liabilities	20	–	75	75	–	1	1
		–	13,624	13,624	–	13,205	13,205

There were no transfers between levels 1 and 2 of the fair value hierarchy during the period presented. The Company had no financial assets or financial liabilities measured at fair value classified within level 3 for the periods presented.

c) Fair value of loans, borrowings and subordinated notes

Loans, borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	Consolidated
	September 30, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	40,016	38,679	42,273	44,209
Debentures	13,511	13,126	13,043	12,938
Total loans and borrowings	53,527	51,805	55,316	57,147

Subordinated notes	3,863	3,784	4,101	4,113

32

17. Financial and capital risk management

Effects of derivatives on the statement of financial position

	Consolidated
	September 30, 2026		December 31, 2025
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	6,448	1,301	3,234	729
Commodities price risk	1,828	96	159	72
Embedded derivatives	–	9	–	–
Total	8,276	1,406	3,393	801

Net exposure

		Consolidated
	September 30, 2026	December 31, 2025
Foreign exchange and interest rate risk (i)	5,147	2,505
Commodities price risk	1,732	87
Embedded derivatives	(9)	–
Total	6,870	2,592

(i) Includes a positive balance of R$2,699 (US$521 million) and R$988 (US$181 million) as of September 30, 2026, and December 31, 2025, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Foreign exchange and interest rate risk	2,098	1,208	4,972	8,906
Commodities price risk	2,329	149	2,944	88
Embedded derivatives	1	–	(9)	2
Total	4,428	1,357	7,907	8,996

Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
Nine-month period ended September 30,	2026	2025
Foreign exchange and interest rate risk	2,337	2,187
Commodities price risk	1,256	(66)
Total	3,593	2,121

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	2027	2028	2029+
Foreign Exchange and Interest Rate Derivatives	US$ 14,343	US$ 9,201	5,147	2,505	785	1,527	2,835

The sensitivity analysis of these derivative financial instruments is presented as follows:

33

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	5,147	(5,878)	(17,698)
US$ interest rate inside Brazil decrease	5,147	3,788	2,240
Brazilian interest rate increase	5,147	1,099	(2,216)
TJLP interest rate decrease	5,147	5,147	5,147
IPCA index decrease	5,147	4,087	3,114
SOFR interest rate decrease	5,147	5,071	4,994

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	2027	2028	2029+
Brent crude oil (bbl)
Options	25,398,189	22,224,999	1,325	(27)	551	774	–

Bunker (tons)
Bunker fowards	480	–	279	–	–	279	–

Forward Freight Agreement (days)
Freight forwards	19,263	2,070	99	82	17	46	36

Fixed price Nickel sales protection (ton)
Nickel forwards	28,398	3,557	29	29	51	(22)	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	1,604	(1,260)	(3,809)
Forward Freight Agreement (days)	Decrease in freight price	99	(25)	(150)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	29	63	5

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025	2027	2028	2029+
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	746,667	(9)	–	–	–	(9)

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The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(9)	(22)	(49)

a.iv) Hedge accounting

	Consolidated
	Gain recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Net investment hedge	7	384	890	2,047

b) Credit risk management

b.i) Financial Counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	September 30, 2026		December 31, 2025
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	1,444	127	3,969	3
Aa3	118	37	–	–
A1	9,322	2,986	16,056	933
A2	14	151	4	1
A3	2,830	695	7,370	336
Baa1	–	–	2	–
Baa2	20	–	13	–
Baa3	187	–	299	–
Ba1 (i)	7,838	2,514	9,120	1,088
Ba2 (i)	4,321	1,766	4,796	1,032
	26,094	8,276	41,629	3,393

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The Company manages its cash on a consolidated basis and has sufficient capacity to meet its short-term obligations.

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18. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	39,384	41,859
R$ Debentures	7.54%	233	313	12,918	12,581
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.75%	238	240	312	490
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	825
Debt contracts in the international market in:
US$, with variable and fixed interest	5.28%	4,352	1,128	29,255	38,207
Other currencies, with fixed interest	5.73%	62	66	144	236
Other currencies, with variable interest	2.73%	27	27	2,650	2,734
Accrued charges		1,252	1,073	–	–
Total		6,164	2,847	84,663	96,932

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Quoted in the secondary market:
US$ Bonds	5.66%	–	–	2,545	2,703
R$ Debentures	7.54%	233	313	12,918	12,581
Debt contracts in Brazil in (ii):					–
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.75%	240	241	311	490
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	825
Debt contracts in the international market in:
US$, with variable and fixed interest	5.31%	3,575	26	15,525	18,535
Accrued charges		484	380	–	–
Total		4,532	960	31,299	35,134

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2026.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.17% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 21.

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b) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2026	647	1,605	127	655
2027	4,656	4,982	4,048	1,922
2028	3,258	4,842	2,907	1,801
2029	15,325	4,663	4,528	1,625
From 2030 to 2032	23,883	9,839	9,552	3,537
2033 onwards	41,806	20,378	14,185	4,015
Total	89,575	46,309	35,347	13,555

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2026 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these financial covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2026.

19. Leases

a) Right of use

					Consolidated
	December 31, 2025	Additions and contract modifications	Depreciation	Translation adjustment and others	September 30, 2026
Ports	144	134	(66)	(5)	207
Vessels	1,901	(2)	(264)	(112)	1,523
Pelletizing plants	497	(58)	(121)	–	318
Properties	455	1	(73)	–	383
Energy plants	114	–	(27)	9	96
Others	229	61	(61)	(5)	224
Total	3,340	136	(612)	(113)	2,751

b) Leases liabilities

							Consolidated
	December 31, 2025	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 27a)	Translation adjustment and others	September 30, 2026
Ports	170	134	(131)	5	–	(5)	173
Vessels	1,926	(2)	(278)	49	–	(107)	1,588
Pelletizing plants	531	(58)	(56)	13	–	–	430
Properties	535	1	(93)	16	–	–	459
Energy plants	239	–	(41)	10	–	(15)	193
Others	277	61	(43)	10	(22)	(9)	274
Total	3,678	136	(642)	103	(22)	(136)	3,117
Current liabilities	884						834
Non-current liabilities	2,794						2,283
Total	3,678						3,117

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$653 (US$127 million) recorded in the income statement for the nine-month period ended September 30, 2026 (2025: R$430 (US$77 million) in the nine-month period ended September 30, 2025).

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Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

								Consolidated
	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	2	63	9	9	123	206	17	4% to 6%
Vessels	92	361	308	259	715	1,735	1 to 7	4%
Pelletizing plants	117	125	109	32	116	499	1 to 7	2% to 5%
Properties	28	111	106	81	164	490	1 to 13	2% to 6%
Energy plants	7	26	26	26	145	230	1 to 4	5%
Others	26	82	62	35	20	225	1 to 4	3% to 6%
Total	272	768	620	442	1,283	3,385

Additionally, the Company is a lessee in lease agreements that have not yet commenced, related to the implementation of tailings reprocessing plants at Vale's operations as part of the Waste to Value program. These leases are expected to commence in 2027, with contractual terms ranging from five to seven years. The nominal amount of fixed lease payments under these agreements is R$72 (US$14 million) in 2027, R$207 (US$40 million) in 2028, R$207 (US$40 million) in 2029 and R$511 (US$99 million) from 2030 onwards.

20. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Other financial assets
Restricted cash		–	–	37	50
Derivative financial instruments	16	4,115	2,278	4,161	1,115
Investments in equity securities		–	–	419	347
Loans - Related parties	29(b)	22	239	1,264	1,125
		4,137	2,517	5,881	2,637
Other financial liabilities
Derivative financial instruments	16	682	514	724	287
Subordinated notes	20(a)	20	22	3,843	4,079
Participative shareholders’ debentures	20(b)	–	–	12,143	12,403
Other financial liabilities - Related parties	29(b)	976	1,293	–	–
Other		1,637	1,774	75	1
		3,315	3,603	16,785	16,770

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		Parent company
		Current		Non-Current
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Other financial assets
Restricted cash		–	–	36	30
Derivative financial instruments	16	1,904	1,425	3,657	1,073
Investments in equity securities		–	–	125	127
		1,904	1,425	3,818	1,230
Other financial liabilities
Derivative financial instruments	16	548	383	649	208
Pre-export payments - Related parties	29(b)	3,169	24,302	65,228	41,213
Participative shareholders’ debentures	20(b)	–	–	12,143	12,403
Other financial liabilities - Related parties	29(b)	1,998	2,285	–	–
Other		23	–	75	1
		5,738	26,970	78,095	53,825

a) Subordinated notes

These instruments mature in 2056 and have payment priority only over share capital, being subordinated to all of Vale’s financial and non-financial obligations.

Remuneration is paid through semiannual interest at an initial rate of 6% per year. However, the Company holds the right to defer the payment of such interest until the maturity of the principal, subject to events under its control.

In February 2026, the Company paid remuneration on these subordinated instruments in the amount of R$59 (US$11 million).

b) Participative shareholders' debentures

The impact of the participative shareholders' debentures on the financial results is presented in note 15, and the weighted-average price of secondary-market trades in the last month of period year is presented below:

	Average price (R$)
Three-month period ended September 30,	2026	2025
Participative shareholders’ debentures	40.59	36.54

On October 1st, 2026 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$512 (US$99 million) for the first semester of 2026 (2025: R$598 (US$112 million) for the first semester of 2025).

On April 1st, 2026, the Company made available for withdrawal as remuneration the amount of R$700 (US$139 million) for the second semester of 2025 (2025: R$760 (US$132 million) for the second semester of 2024).

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21. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
Balance as of December 31, 2025	55,316	1,570	42,893	99,779	4,101	103,880
Additions	–	–	5,828	5,828	–	5,828
Payments	(208)	(964)	(9,361)	(10,533)	–	(10,533)
Interest paid (i)	(1,934)	(67)	(1,634)	(3,635)	(175)	(3,810)
Cash flow from financing activities	(2,142)	(1,031)	(5,167)	(8,340)	(175)	(8,515)
Effect of exchange rate	(2,187)	(17)	(2,705)	(4,909)	(237)	(5,146)
Interest accretion	2,540	30	1,727	4,297	174	4,471
Non-cash changes	353	13	(978)	(612)	(63)	(675)
Balance as of September 30, 2026	53,527	552	36,748	90,827	3,863	94,690

Balance as of December 31, 2024	52,879	2,088	36,631	91,598	–	91,598
Additions	10,324	–	13,937	24,261	–	24,261
Payments	(2,079)	(183)	(5,910)	(8,172)	–	(8,172)
Interest paid (i)	(2,128)	(117)	(1,690)	(3,935)	–	(3,935)
Cash flow from financing activities	6,117	(300)	6,337	12,154	–	12,154
Transfer to held for sale	(1,206)	(170)	–	(1,376)	–	(1,376)
Effect of exchange rate	(6,506)	(97)	(5,461)	(12,064)	–	(12,064)
Interest accretion	3,016	69	1,501	4,586	–	4,586
Non-cash changes	(4,696)	(198)	(3,960)	(8,854)	–	(8,854)
Balance as of September 30, 2025	54,300	1,590	39,008	94,898	–	94,898

(i) Classified as operating activities in the statement of cash flows.

Fundings in 2026

•	In the second quarter of 2026, the Company contracted loans of R$812 (US$161 million), indexed to SOFR plus spread adjustments, with maturities between 2027 and 2031.
•	In the first quarter of 2026, the Company contracted loans of R$5,016 (US$962 million) indexed to SOFR plus spread adjustments with maturities between 2027 and 2031.

Payments in 2026

•	In October 2026 (subsequent event), the Company paid interest on debentures in the amount of R$207 (US$40 million).
•	In the third quarter of 2026, the Company settled loans of R$4,258 (US$829 million).
•	In the second quarter of 2026, the Company settled loans of R$415 (US$81 million) and paid interest on debentures in the amount of R$399 (US$79 million).
•	In the first quarter of 2026, the Company settled loans of R$5,864 (US$1,117 million).

Fundings in 2025

•	In the third quarter of 2025, the Company contracted loans of R$5,586 (US$1,011 million) indexed to SOFR or LPR adjusted for spread adjustments with maturities between 2028 and 2030.
•	In the second quarter of 2025, the Company (i) contracted loans of R$3,326 (US$596 million), indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of R$6 billion (US$1,080 million), indexed to Brazilian Consumer Price Index (IPCA) plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of R$2 billion (US$363 million) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of R$5,025 (US$861 million) indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of R$4,324 (US$750 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the third quarter of 2025, the Company settled loans of R$2,490 (US$449 million).
•	In the second quarter of 2025, the Company paid interest on debentures in the amount of R$164 (US$28 million).
•	In the first quarter of 2025, the Company settled loans of R$862 (US$150 million) and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of R$1,890 (US$329 million) and paid a premium of R$254 (US$44 million), recorded as “Bond premium repurchase” in the financial results of the period.

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Provisions, contingencies and other commitments

Vargem Grande unit - MG
Photo: Nilmar Lages

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22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

(Gains)/losses recognized in the income statement

	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Integral Reparation Agreement	63	(16)	59	(186)
Other obligations	(23)	38	(20)	488
Incurred expenses	756	421	2,489	1,316
Insurance	–	(13)	(591)	(44)
Expenses related to Brumadinho event	796	430	1,937	1,574

Changes in the provision in the period

	Consolidated
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	September 30, 2026
Integral Reparation Agreement
Payment obligations	1,040	–	70	(559)	551
Provision for socio-economic reparation and others	1,745	75	168	(573)	1,415
Provision for social and environmental reparation	2,836	(16)	259	(788)	2,291
	5,621	59	497	(1,920)	4,257
Other obligations
Tailings containment, geotechnical safety and environmental reparation	2,981	(34)	223	(598)	2,572
Individual indemnification	413	9	35	(149)	308
Other	1,498	5	90	(385)	1,208
	4,892	(20)	348	(1,132)	4,088

Liability	10,513	39	845	(3,052)	8,345

The cash flow for obligations is estimated for an average period ranging from 4 to 6 years and were discounted to the present value at a rate in real terms, which decreased from 8.07% on December 31, 2025 to 7.20% on September 30, 2026.

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Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) performance obligation related to socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) performance obligations related to compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 4 to 6 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

Legal Proceedings

Class and individual actions in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with, for the most part, similar allegations to those presented in the main class action. In March 2026, the Court granted Vale's request and dismissed the portion of the claims brought by these investment funds that was not aligned with the claims asserted in the main class action.

In April 2026, the Court granted Vale’s request to exclude, in its entirety, the damages calculation model prepared by the plaintiffs’ expert in the class action lawsuit. The parties commenced the discovery phase in May 2026.

In August 2026, the Court established a timetable for the parties’ submissions in connection with the summary judgment briefing.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, including the fact that the claimants have not specified the amounts of the alleged damages in their respective claims, it is not yet possible to reliably estimate the amount of a potential loss.

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Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is defending itself in four arbitration proceedings in which the claimants seek compensation for alleged damages resulting from the devaluation of the Company’s shares. The claims are based on the allegation that the Company was aware of the risks related to the safety of the Brumadinho dam and failed to disclose such risks to its shareholders.

Among these proceedings, only one does not have an estimated value assigned by the claimants. In the others:

•	Arbitration filed by foreign legal entities, the claimants estimated losses of approximately R$1,800 (US$347 million), plus interest and monetary adjustment.
•	Arbitration also filed by foreign legal entities, the estimated amount was approximately R$3,900 (US$753 million), subject to interest and monetary adjustment.
•	Proceeding filed by 384 minority shareholders, the amount in dispute was set at R$3,000 (US$579 million), related to a single event, subject to interest and monetary adjustment, and may be increased at a later stage as alleged by the claimants.
•	Arbitration initiated by foreign legal entities, with no estimated amount assigned by the claimants.

The Company disputes all ongoing proceedings and classifies the likelihood of loss as possible. However, given the early stage of the arbitration proceedings and the lack of detailed claims and grounds, it is not possible at this time to reliably estimate the amount of any potential loss.

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23. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024, as shown in item b) below.

a) Changes in provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2025	14,379
Changes in estimates (i)	1,879
Monetary and present value adjustments	762
Disbursements	(5,486)
Balance as of September 30, 2026	11,534

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms of 7.58% on September 30, 2026 (7.66% on December 31, 2025).

(i) The main effect in the period resulted from the commitment assumed by Samarco in supporting structural investments in the Rio Doce basin region, resulting in an additional provision of R$933 (US$181 million).

b) Definitive Settlement for the full reparation

The Definitive Settlement, estimated in R$170 billion (US$32.6 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility, in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

In August 2026, the adherence of an additional 19 municipalities that were already originally eligible,  including Mariana, to the Definitive Settlement was confirmed, bringing the total number of participating municipalities to 45 out of 49. As a consequence, the municipalities are required to withdraw from lawsuits related to the Fundão dam failure in Brazil and abroad.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

United Kingdom claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

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The proceedings were structured in separate phases, with the first phase resulting in a finding of liability against BHP, while upholding the terms of the settlement agreements entered into in Brazil. As a result of these terms, the claimants have acknowledged, to date, a reduction in the number of claimants to approximately 442,000.

As a result of this decision, the Company reassessed the likelihood of loss in relation to this proceeding as probable, and recognized an additional provision of R$2,450 (US$449 million), corresponding to its 50% interest in Samarco, in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

Preparations are currently underway for the second phase of the trial. This phase will analyze general matters related to causal link and alleged damages, and in this phase parties will need to produce evidence. The judgment of this case is foreseen to take place between April 2027 and March 2028. Case management conferences (“CMCs”) are scheduled to take place in the fourth quarter of 2026, and an ongoing dispute between two law firms concerning the representation of the claimants may affect the procedural timetable.

Following the mediation process conducted in Brazil, the claims of 18 municipalities, including Mariana, that recently adhered to the Definitive Settlement were discontinued from the UK proceedings, as confirmed by a court ruling issued in September 2026.

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of R$5,443 (EUR926 million). Following the adherence of additional municipalities to the Definitive Settlement from 2025 to 2026, the amount was reduced to R$4,208 (EUR716 million).

In October 2025, Vale submitted its jurisdictional defense in response to the lawsuit filed against the Company, and the hearing for the first stage of the proceedings took place in July 2026. The Court provisionally scheduled a jurisdictional ruling for November 2026, although the date may be subject to change depending on the Court’s calendar.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

46

24. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

(Gains)/losses recognized in the income statement

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2026	2025	2026	2025
Tax litigations	117	346	44	359
Civil litigations	10	39	82	(187)
Labor litigations	177	317	778	865
Environmental litigations	(13)	(13)	(13)	170
Total	291	689	891	1,207

Changes in the provisions in the period

					Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2025	1,196	822	3,615	105	5,738
Additions and reversals, net	44	82	778	(13)	891
Payments	(226)	(70)	(617)	–	(913)
Indexation and interest	123	51	249	2	425
Balance as of September 30, 2026	1,137	885	4,025	94	6,141

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(c).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

47

b) Contingent liabilities

	Consolidated
	September 30, 2026	December 31, 2025
Tax litigations	59,652	39,715
Civil litigations	12,799	11,617
Labor litigations	2,064	2,070
Environmental litigations	11,800	6,610
Total	86,315	60,012

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Tax proceedings - Financial compensation for the exploitation of mineral resources (“CFEM”)

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. The proceedings arise from assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração - ANM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by Vale's foreign subsidiaries.

In September 2026, the Company received additional tax assessments covering the period from November 2017 to December 2022, for which the likelihood of loss has been assessed as possible. Considering the assessments received in prior periods, the total amount involved in these proceedings is R$30,318 (US$5,852 million) as of September 30, 2026 (December 31, 2025: R$12,662 (US$2,301 million)).

Environmental litigations - Overflow from the Viga and Fábrica mines

In January 2026, there was a leak of water containing sediments (soil) at the operational units of Fábrica and Viga, located in the municipalities of Ouro Preto, Minas Gerais, and Congonhas, Minas Gerais, respectively. As a result of this event, the Municipality of Congonhas temporarily suspended the operating permits for Vale’s operations at the aforementioned units, and the activities became subject to preventive administrative and judicial restrictions.

The Company then became a party to five judicial proceedings, in which preliminary injunctions were granted primarily requiring the provision of information and technical documents, the implementation of emergency containment and mitigation measures, structural and environmental monitoring, and the imposition of operational restrictions in the affected areas. The requests to freeze financial assets in connection with these proceedings were denied, without prejudice to the restrictions imposed on mining rights in the federal lawsuits.

In August 2026, the Public Prosecutor’s Office of the State of Minas Gerais, the State of Minas Gerais and the Company entered into a Commitment Agreement, without any acknowledgment of fault or assumption of liability by Vale. The agreement provides for a schedule for the resumption of operations, environmental remediation measures, structural safety measures, recovery of the affected areas, a consensual technical assessment and an independent audit. After Vale submitted supplementary technical information and a subsequent technical review was conducted, the state court authorized the partial resumption of operations at the Fábrica Complex in September 2026.

The total amount estimated across the actions is R$3,131 (US$604 million), and the likelihood of loss has been classified as possible.

Civil litigations - Notices of Infraction issued by the National Mining Agency ("ANM")

In 2026, Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), the Gongo Soco mine in Barão dos Cocais (MG), and the overflow that occurred at Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of R$140 (US$27 million), R$1,249 (US$241 million), R$500 (US$96 million) and R$409 (US$79 million) , respectively, based on alleged violations under ANM resolutions. The Company submitted administrative defenses contesting these notices, which are currently suspended. The likelihood of loss was classified as possible.

48

c) Judicial deposits

	Consolidated
	September 30, 2026	December 31, 2025
Tax litigations	2,031	2,124
Civil litigations	449	857
Labor litigations	415	531
Environmental litigations	73	68
Total	2,968	3,580

d) Guarantees contracted for legal and administrative proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$24.3 billion (US$4.7 billion) (December 31, 2025: R$19.2 billion (US$3.5 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

49

Capital structure

Tubarão Port - ES
Photo: Victor Nogueira

50

25. Equity

a) Share capital

As of September 30, 2026, the share capital was R$77,800 (US$61,714 million) corresponding to 4,439,159,764 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2026
Shareholders	Common shares	Golden shares	Total
Previ (i)	302,352,702	–	302,352,702
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	242,018,951	–	242,018,951
Capital World Investors (ii)	384,837,491	–	384,837,491
Total shareholders with more than 5% of capital	1,215,556,199	–	1,215,556,199
Free floating	3,040,206,584	–	3,040,206,584
Golden shares (iii)	–	12	12
Total outstanding (without shares in treasury)	4,255,762,783	12	4,255,762,795
Shares in treasury	183,396,969	–	183,396,969
Total capital	4,439,159,752	12	4,439,159,764

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported by the Company in Schedule 13G/A, filed with the SEC.

(iii) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In July, 2026, the proposal for a capital increase was submitted for deliberation and approved at the General Shareholders' Meeting, in the amount of R$500 (US$100 million), through the capitalization of the tax incentive reserve.

b) Cancellation of treasury shares

During the nine-month period ended September 30, 2026, the Board of Directors approved cancellations of common shares issued by Vale S.A., acquired and held in treasury, without reducing the amount of its share capital or equity. During the nine-month period ended September 30, 2025, there were no share cancellations.

	Number of canceled shares	Carrying amount
Cancellation approved on March 12, 2026	99,847,816	6,967
Nine-month period ended September 30, 2026	99,847,816	6,967

c) Share buyback program

In July, 2026, the Board of Directors approved a share buyback program, limited to a maximum of 100,000,000 common shares or their respective ADRs, for a period of up to 18 months, starting from the termination of the previously existing program, ended in August 2026, detailed below:

	Total of shares repurchased		Effect on cash flows
Nine-month period ended September 30,	2026	2025	2026	2025
Shares buyback program up to 120,000,000 shares (i)
Acquired by Parent company	13,751,600	-	1,091	-
Shares buyback program	13,751,600	-	1,091	-

(i) In February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months.

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d) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (R$)	Total amount approved
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	2.142	9,143
Interest on capital (JCP) related to fiscal year 2025	7/31/2025	9/3/2025	1.895	8,091
				17,234
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	1.244	5,311
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	2.338	9,979
Advance dividends and interest on capital (JCP) for the 2026 fiscal year (i)	7/30/2026	9/2/2026	2.031	8,642
				23,932

(i) In July, 2026 the Board of Directors approved JCP and Dividends to its shareholders in the total amount of R$6,676 (US$1,314 million) and R$1,966 (US$387 million), respectively, which was fully paid in September, 2026 as an anticipation of the remuneration for the year ending on December 31, 2026.

d.i) Dividends reconciliation

Total
December 31, 2025	14,588
Addition by decision of the Board of Directors in anticipation of current year remuneration	8,642
Withholding Income Tax on Interest on Equity	(22,021)
Payments, net of withholding taxes	(1,069)
Prescribed remuneration	(28)
September 30, 2026	112

52

Related parties

BioParque Vale
Photo: Washington Alves

53

26. Investments in associates and joint ventures

	Business	% ownership	December 31, 2025	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Subsidiary mergers and others	September 30, 2026
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	30.00	1,326	–	90	(68)	(79)	–	33	1,302
Aliança Norte Energia Participações S.A.	Energy	51.00	366	–	(40)	–	–	–	(1)	325
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	3,572	–	203	–	(206)	–	–	3,569
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	483	–	67	–	–	–	–	550
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	245	–	33	(8)	–	–	–	270
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	415	–	33	–	–	–	11	459
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	861	–	129	–	–	–	28	1,018
MRS Logística S.A.	Logistics	49.01	4,421	–	425	(181)	–	–	–	4,665
Samarco Mineração S.A. (note 23)	Pellets	50.00	–	–	–	–	–	–	–	–
VLI S.A.	Logistics	29.60	2,255	–	248	–	–	–	9	2,512
Others	–	–	324	–	(21)	(1)	–	142	18	462
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	10,138	–	238	(79)	(599)	–	–	9,698
Vale Oman Distribution Center	Logistics	50.00	3,268	–	158	(330)	(190)	–	–	2,906
Other results in associates and joint ventures					(1,881)
Consolidated total			27,674	–	(318)	(667)	(1,074)	142	98	27,736
Subsidiaries
In Brazil
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	642	–	95	–	–	–	–	737
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	886	–	67	–	–	–	123	1,076
Minerações Brasileiras Reunidas S.A. – Goodwill	–	–	4,060	–	–	–	–	–	–	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	181	20	(33)	–	–	–	–	168
Valepar – Goodwill	–	–	3,073	–	–	–	–	–	–	3,073
Others	–	–	1,246	758	(87)	(6)	–	–	(806)	1,105
Abroad
Vale Holdings B.V.	Holding	100.00	95,809	–	8,108	–	(5,381)	–	765	99,301
Others	–	–	290	–	97	–	(17)	–	–	370
Parent company's total			133,861	778	8,247	(673)	(6,472)	142	180	137,626

54

27. Acquisitions and divestitures

Effects on the income statement

		Consolidated and Parent company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2026	2025	2026	2025
Aliança Geração de Energia S.A.	27(c)	–	(472)	–	(1,146)
		–	(472)	–	(1,146)

a) Thompson Operations, Canada (held for sale) – In January 2025, Vale announced a strategic review to explore alternatives related to Vale Base Metals’ global mining portfolio, including the intention to assess a potential divestment of its mining and exploration assets in Thompson, Manitoba, as part of a process to optimize and enhance the competitiveness of its integrated nickel portfolio.

In February 2026, the Company entered into a binding agreement to establish a new company, together with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc., collectively referred to as "the Investors”.

Under the terms of the agreement, Vale will hold an 18.9% equity interest in the new company through the contribution of the Thompson assets, including certain related obligations, and a cash contribution of up to R$78 (US$15 million). The Investors will hold a combined 81.1% equity interest in the new company through a cash contribution of up to R$958 (US$185 million).

The agreement also provides that the Company may receive an earn-out of up to R$1,036 (US$200 million), payable over a period of up to 20 years, subject to the achievement of certain nickel price levels. Based on current estimates, Vale does not expect such milestones to be achieved.

In October 2026 (subsequent event), following receipt of all required regulatory approvals, the transaction was completed and did not have material impact on the Company's financial statements. Vale's interest in the new company will be accounted for as an investment in an associate and subsequently measured using the equity method, reflecting the significant influence that the Company will exercise over the investee.

As a result of the aforementioned agreement, Vale classified the assets to be contributed and the liabilities to be transferred as non-current assets held for sale, as presented below.

September 30, 2026
Assets
Inventories	129
Total assets (i)	129

Liabilities
Asset retirement obligations (ii)	921
Leases	10
Employee benefits	98
Total liabilities	1,029

(i)The carrying amount of property, plant and equipment has been fully impaired since 2024.

(ii) Although the agreement provides for the transfer of the decommissioning obligations related to the Thompson operating assets, Vale will assume the obligation to reimburse such liability up to a limit of R$1,458 (CAD400 million). Accordingly, upon derecognizing the currently estimated liability of R$921 (US$178 million) at the closing of the transaction, the Company will recognize a new liability in the same amount, related to the reimbursement obligation, which is within the limit established in the agreement.

b) Agreement to purchase an equity interest in Ligga S.A. (“Ligga”) – Ligga is a Brazilian mining company that controls and operates the Ferro Sul mine, an iron ore production complex located in Carajás and Curionópolis, in the state of Pará, with an annual production capacity of approximately two million metric tons. In September 2026, Vale entered into a binding agreement with Ligga and its shareholders, pursuant to which Vale committed to make a capital contribution of R$979 (US$189 million) in exchange for shares representing a 30% equity interest in Ligga.

Upon completion of the transaction, which is subject to customary closing conditions and is expected to occur by the end of 2026, Ligga will be classified as an associate, and the investment will be accounted for under the equity method due to Vale’s significant influence over the investee.

55

c) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança, including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale, and Vale recognized an impairment loss in the amount of R$674 (US$117 million) in the income statement of the three-month period ended March 31, 2025, as "Impairment and other results related to non-current assets, net".

The transaction was completed in September 2025, when Vale lost control over Aliança and recognized an additional loss of R$472 (US$89 million) in the income statement of the three-month period ended September 30, 2025, as "Impairment and other results related to non-current assets, net". The remaining 30% interest was accounted for as an investment in an associate using the equity method.

28. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Payroll, related charges and other remunerations		5,105	5,580	–	–
Charges related to share-based payments	28(a)	11	280	–	–
Employee post-retirement obligation	28(b)	354	374	5,914	6,680
		5,470	6,234	5,914	6,680

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in the equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2026 Program	2025 Program	2024 Program
Granted shares	1,870,710	2,453,783	2,244,659
Share price	83.14	57.69	60.05

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

56

	2026 Program	2025 Program	2024 Program
Granted shares	2,014,599	1,973,979	1,873,175
Date shares were granted	May 5, 2026	May 6, 2025	April 29, 2024
Share price	78.39	53.00	63.90
Expected volatility	28.12%	33.82%	35.60%
Expected term (in years)	3	3	3
Expected shareholder return indicator	94.04%	87.67%	66.95%
Expected performance factor	92.24%	98.61%	89.50%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	September 30, 2026	December 31, 2025
Movements of assets ceiling
Balance at beginning of the period	5,487	5,329
Interest income	415	575
Changes on asset ceiling	166	(338)
Translation adjustment	(138)	(79)
Balance at end of the period	5,930	5,487

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(28,251)	(31,021)
Fair value of assets	28,310	30,107
Effect of the asset ceiling	(5,930)	(5,487)
Liabilities, net	(5,871)	(6,401)

Current assets	40	166
Non-current assets	357	487
Assets	397	653
Current liabilities	(354)	(374)
Non-current liabilities	(5,914)	(6,680)
Liabilities	(6,268)	(7,054)

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29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates mainly to sale of iron ore and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants. In June 2026, Vale renewed its contract with MRS for the rail transportation of iron ore, pellets, and related products from loading terminals in Minas Gerais to port terminals in Rio de Janeiro. The contract, effective until 2041, includes a take-or-pay clause under which Vale guarantees MRS the payment of 85% of the annual budgeted revenue based on the approved transportation program. The estimated nominal value of the contract is approximately R$43.5 billion (US$8.4 billion) over 15 years.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

The effects arising from the failure of the Fundão tailings dam, owned by the joint venture Samarco Mineração S.A., are presented in note 23, and the other effects associated with investments in joint ventures and associates are presented in note 26.

a) Transactions with related parties

	Consolidated
Three-month period ended September 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(349)	(40)	–	(161)	(46)
MRS Logística S.A.	–	(642)	–	–	(690)	–
Norte Energia S.A.	–	(174)	–	–	(115)	–
Vale Oman Distribution Center	–	(495)	–	–	(399)	–
VLI	312	(50)	–	338	(57)	(7)
PTVI	–	(921)	–	–	(933)	–
Anglo American	–	(362)	20	–	(531)	15
Aliança Geração de Energia S.A.	8	(311)	–	–	–	–
Others	47	(8)	2	18	–	–
	367	(3,312)	(18)	356	(2,886)	(38)
Shareholders
Bradesco	–	–	180	–	–	239
Mitsui	211	–	–	120	–	–
Banco do Brasil	–	–	362	–	–	–
	211	–	542	120	–	239
Total	578	(3,312)	524	476	(2,886)	201

58

	Consolidated
Nine-month period ended September 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(741)	(129)	–	(334)	(159)
MRS Logística S.A.	–	(1,757)	–	–	(1,916)	–
Norte Energia S.A.	–	(442)	–	–	(277)	–
Vale Oman Distribution Center	–	(1,144)	–	–	(1,124)	–
VLI	1,201	(136)	–	1,283	(182)	(20)
PTVI	–	(2,538)	–	–	(2,640)	–
Anglo American	–	(1,211)	66	–	(801)	53
Aliança Geração de Energia S.A.	8	(866)	–	–	–	–
Others	101	(8)	4	109	–	(15)
	1,310	(8,843)	(59)	1,392	(7,274)	(141)
Shareholders
Bradesco	–	–	281	–	–	1,589
Mitsui	543	–	–	472	–	–
Cosan	–	–	–	46	(93)	–
Banco do Brasil	–	–	635	–	–	1
	543	–	916	518	(93)	1,590
Total	1,853	(8,843)	857	1,910	(7,367)	1,449

	Parent company
Three-month period ended September 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Subsidiaries
Vale International	26,552	–	(982)	30,915	–	(512)
Aliança Geração de Energia S.A.	–	–	–	–	(218)	–
Companhia Portuária da Baía de Sepetiba	1	(169)	–	2	(181)	–
Investment fund	–	–	(76)	–	–	(96)
Others	66	(77)	(2)	166	(82)	4
	26,619	(246)	(1,060)	31,083	(481)	(604)
Associates and Joint Ventures
Pelletizing companies (i)	–	(349)	(4)	–	(161)	(8)
MRS Logística S.A.	–	(642)	–	–	(690)	–
Norte Energia S.A.	–	(116)	–	–	(115)	–
VLI	312	(38)	–	338	(43)	(7)
Anglo American	–	(362)	1	–	(531)	(2)
Aliança Geração de Energia S.A.	1	(311)	–	–	–	–
Others	45	–	2	18	–	–
	358	(1,818)	(1)	356	(1,540)	(17)
Shareholders
Bradesco	–	–	180	–	–	238
Banco do Brasil	–	–	362	–	–	–
	–	–	542	–	–	238
Total	26,977	(2,064)	(519)	31,439	(2,021)	(383)

59

	Parent company
Nine-month period ended September 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Subsidiaries
Vale International	75,287	32	(2,588)	82,665	–	(2,239)
Aliança Geração de Energia S.A.	–	–	–	–	(484)	–
Companhia Portuária da Baía de Sepetiba	4	(373)	–	4	(450)	–
Investment fund	–	–	(225)	–	–	(288)
Others	213	(227)	43	297	(277)	37
	75,504	(568)	(2,770)	82,966	(1,211)	(2,490)
Associates and Joint Ventures
Pelletizing companies (i)	–	(741)	(13)	–	(334)	(25)
MRS Logística S.A.	–	(1,757)	–	–	(1,916)	–
Norte Energia S.A.	–	(293)	–	–	(277)	–
VLI	1,201	(104)	–	1,283	(138)	(20)
Anglo American	–	(1,211)	–	–	(801)	–
Aliança Geração de Energia S.A.	1	(866)	–	–	–	–
Others	120	–	4	109	–	(15)
	1,322	(4,972)	(9)	1,392	(3,466)	(60)
Shareholders
Bradesco	–	–	280	–	–	1,587
Cosan	–	–	–	20	(67)	–
Banco do Brasil	–	–	635	–	–	–
	–	–	915	20	(67)	1,587
Total	76,826	(5,540)	(1,864)	84,378	(4,744)	(963)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b) Outstanding balances with related parties

	Consolidated
	Assets
	September 30, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable and other	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable and other	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	38
MRS Logística S.A.	–	–	222	–	1	49
VLI	–	423	–	–	224	–
PTVI	–	2	–	–	4	–
Anglo American	–	–	1,285	–	–	1,397
Others	–	35	22	–	34	47
	–	460	1,529	–	263	1,531
Shareholders
Bradesco	1,875	–	578	5,522	–	449
Banco do Brasil	554	–	684	1,024	–	50
Mitsui	–	167	–	–	271	–
	2,429	167	1,262	6,546	271	499
Pension plan	–	90	–	–	97	–
Total	2,429	717	2,791	6,546	631	2,030

60

	Consolidated
	Liabilities
	September 30, 2026		December 31, 2025
	Supplier and contractors	Other liabilities	Supplier and contractors	Other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	666	976	156	1,293
MRS Logística S.A.	74	–	136	–
Vale Oman Distribution Center	433	–	271	–
VLI	7	587	16	446
PTVI	436	–	319	–
Anglo American	352	–	152	–
Others	251	1	236	1
	2,219	1,564	1,286	1,740
Shareholders
Bradesco	–	–	–	133
	–	–	–	133
Pension plan	63	–	–	–
Total	2,282	1,564	1,286	1,873

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent company
	Assets
	September 30, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable and other	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable and other	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	–	5,923	–	–	12,332	–
Minerações Brasileiras Reunidas S.A.	–	–	76	–	–	76
Salobo Metais	–	1,150	–	–	1,156	–
Others	–	41	44	–	27	74
	–	7,114	120	–	13,515	150
Associates and Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	38
MRS Logística S.A.	–	–	40	–	1	3
VLI	–	423	–	–	224	–
Anglo American	–	–	–	–	–	34
Others	–	35	22	–	34	47
	–	458	62	–	259	122
Shareholders
Bradesco	11	–	578	2,540	–	449
Banco do Brasil	83	–	684	523	–	50
	94	–	1,262	3,063	–	499
Pension Plan	–	90	–	–	97	–
Total	94	7,662	1,444	3,063	13,871	771

61

	Parent company
	Liabilities
	September 30, 2026			December 31, 2025
	Supplier and contractors	Export Pre-Payments	Other liabilities	Supplier and contractors	Export Pre-Payments	Other liabilities
Subsidiaries
Vale International S.A.	–	68,397	5,004	–	65,515	5,296
Salobo Metais	16	–	135	9	–	135
Investment fund	–	–	1,998	–	–	2,285
Others	199	–	119	148	–	127
	215	68,397	7,256	157	65,515	7,843
Associates and Joint Ventures
Pelletizing companies (i)	666	–	–	156	–	–
MRS Logística S.A.	74	–	–	136	–	–
VLI	5	–	587	14	–	446
Anglo American	352	–		152	–	–
Others	184	–	1	185	–	1
	1,281	–	588	643	–	447
Shareholders
Bradesco	–	–	–	–	–	133
	–	–	–	–	–	133
Pension plan	56	–	–	–	–	–
Total	1,552	68,397	7,844	800	65,515	8,423

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the nine-month period ended September 30, 2026, the compensation of the Company’s key management personnel, including share-based payments, was R$109 (US$21 million) (2025: R$152 (US$27 million)).

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Basis of preparation and other requirements

Capanema mine
Photo: Nayara Leite

63

30. Basis of preparation of consolidated interim financial statements

The Company's consolidated and individual interim financial statements (equivalent to condensed interim financial statements) ("interim financial statements") have been prepared and are being presented in accordance with CPC 21 (R1) - Interim Financial Reporting, issued by the Accounting Pronouncements Committee (“CPC”), and in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented consistently with those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 29, 2026.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by Brazilian corporate legislation for listed companies. The Statement of Value Added was prepared in accordance with Technical Pronouncement CPC 09 – Statement of Value Added. IFRS Accounting Standards do not require the presentation of this statement. Therefore, the Statement of Value Added is presented as supplementary information, without prejudice to the set of interim financial statements.

b) Functional currency and presentation currency

The functional currency of the Parent company and its subsidiaries in Brazil is the Brazilian real (“R$”), which is the currency of the primary economic environment in which Vale operates (“functional currency”). The functional currency of the main direct subsidiaries operating in an international economic environment is the United States dollar (“US$”).

The main exchange rates used by the Company to translate the financial information of investees whose functional currency differs from Vale S.A.’s functional currency were as follows:

	Closing rate					Average rate
			Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2026	December 31, 2025	2026	2025	2026	2025
US Dollar ("US$")	5.1809	5.5024	5.1366	5.4488	5.1481	5.6502
Canadian dollar ("CAD")	3.6460	4.0187	3.6698	3.9574	3.7158	4.0413
Euro ("EUR")	5.8777	6.4692	5.9097	6.3679	5.9756	6.3188

64

(A free translation of the original in Portuguese)

Report on review of parent company and
consolidated condensed interim
financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim statement of financial position of Vale S.A. ("Company") as at September 30, 2026 and the related condensed interim statements of income and comprehensive income for the quarter and nine-month periods then ended, and the interim statements of changes in equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated condensed interim statement of financial position of Vale S.A. and its subsidiaries ("Consolidated") as at September 30, 2026 and the related consolidated condensed interim statements of income and comprehensive income for the quarter and nine-month periods then ended, and the consolidated interim statements of changes in equity and cash flows for the nine-month period then ended, including explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Rua do Russel, 804, 7[o], Ed. Manchete, Rio de Janeiro, RJ, Brasil, 22210-907 T: +55 (11) 4004-8000

65

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters - Condensed statements of value added

The condensed interim financial statements referred to above include the parent company and consolidated condensed interim value added statements for the nine-month period ended September 30, 2026. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed interim value added statements have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Rio de Janeiro, October 29, 2026

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

/s/ Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

66

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2026		Director of Investor Relations